UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 9, 2008

Extensions, INC.

(Exact name of registrant as specified in is charter)

Nevada	000-24693	88-0390251
(State or other jurisdiction	*(Commission*	*(IRS Employer*
of incorporation)	*File Number)*	*Identification No.)*

770 South Post Oak Lane, Suite 330, Houston , TX 77056
(Address, including zip code, of principal executive offices)

Registrant's telephone number, including area code: (832) 487-8689

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) [ ] Pre-

commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

The Company has issued a press release announcing a stock dividend and has elected to furnish the press release as an exhibit to this form 8-K.

Item 9.01 Financial Statements and Exhibits. (c)   Exhibits

Item	Exhibit
99.1	Press Release dated December 9, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Extensions, Inc.

December 9, 2008

By:/s/ Crawford Shaw
CEO
Extensions, Inc

INDEX TO EXHIBITS

Item Number	**Exhibit**
99.1	Press Release Dated December 9, 2008

Exhibit 99.1

 **Extensions, Inc.**
770 South Post Oak Lane
Suite 330
Houston, Texas 77056
(832) 487-8689
www.ext.com

Press Release

Extensions, Inc. Announces the issuance common stock share dividend

Houston, Texas, December 9, 2008-- Extensions, Inc. (OTC: EXTI) today announced that its Board of Directors has approved the issuance of an additional 19 shares for each 1 common share owned. Common shareholders of record at the close of business on December 15, 2008, will receive nineteen (19) additional shares of common stock for each one (1) share of common stock owned as of the record date, for a total of twenty (20) shares. The company expects to distribute the additional shares on or about December 28, 2008.

Extensions, Inc. is a social networking and search engine development company dedicated to knowledge management, experience transfer, and collaborative problem solving on the web.

For more information about Extensions, Inc., see www.ext.com.